UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

Macquarie Global Infrastructure Total Return Fund Inc.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

55608D101

(CUSIP Number of Common Stock)

Macquarie Capital Investment Management LLC

125 West 55th Street

New York, New York 10019

212-231-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

James G. Silk, Esq.

Willkie Farr & Gallagher LLP

1875 K Street, NW

Washington, DC 20006

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not applicable (1)	Not applicable

(1)	In accordance with General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to a preliminary communication made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

Media Release

Macquarie Global Infrastructure Total Return Fund Inc. Announces Tender Offer

NEW YORK — February 27, 2013 — Macquarie Global Infrastructure Total Return Fund Inc. (NYSE: MGU) (the “Fund”) announced today that the Fund will offer to purchase up to 10% of the Fund’s outstanding shares of common stock at a price equal to 92% of the net asset value per share, determined as of the business day immediately following the day the tender offer expires. The Fund had previously announced on October 17, 2012 that it would commence the tender offer, the second of two tender offers, if the following conditions were met: (1) more than 25% of the then-outstanding shares of common stock being validly tendered and not withdrawn pursuant to the first tender offer; and (2) the Fund’s shares having traded at a market price that represents an average daily discount from net asset value of more than 8% during the 20-business day period from January 15, 2013 to February 12, 2013. Both of these conditions have been met.

Further information about the tender offer will be announced via future press releases. The tender offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations, either by publication or mailing or both.

You may contact the Fund at 1-800-910-1434 for additional information such as the Fund’s net asset value per share, market price and other information, or consult the Fund’s web site at www.macquarie.com/mgu.

Data and commentary provided in this press release are for informational purposes only. Macquarie and its affiliates do not engage in selling shares of the Fund.

This press release is for informational purposes only and is not a recommendation, an offer to buy or the solicitation of an offer to sell any shares. The tender offer described in this announcement has not yet commenced. The solicitation and offer to buy shares will only be made pursuant to the offer to purchase and other tender offer documents that the Fund will disseminate to its stockholders. A free copy of the tender offer documents that will be filed by the Fund with the SEC may be obtained, when filed, from the SEC’s website at www.sec.gov or from the Fund’s website at www.macquarie.com/mgu, or by calling AST

Fund Solutions, LLC at (800) 331-7024 (toll free). STOCKHOLDERS OF THE FUND SHOULD READ THESE DOCUMENTS BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking and can be identified by the use of words such as “may,” “will,” “expect,” “anticipate,” “estimate,” “believe,” “continue” or other similar words. Such forward-looking statements are based on the Fund’s current plans and expectations, and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties are contained in the Fund’s filings with the Securities and Exchange Commission.

About Macquarie Global Infrastructure Total Return Fund Inc.

Macquarie Global Infrastructure Total Return Fund Inc. is a non-diversified, closed-end management investment company that seeks to provide a high level of total return consisting of dividends and other income, and capital appreciation. The Fund’s investment adviser is Macquarie Capital Investment Management LLC with its principal executive offices located at 125 West 55th Street, New York, New York 10019. The Fund is a closed-end fund and does not continuously offer or redeem shares.

About Macquarie

Macquarie Group (Macquarie) is a global provider of banking, financial, advisory, investment and funds management services. Macquarie’s main business focus is making returns by providing a diversified range of services to clients. Founded in 1969, Macquarie operates in more than 70 office locations in 28 countries and employs more than 13,400 people. Assets under management total approximately US$353 billion at September 30, 2012.

For further information, please contact:

Brad Frishberg, Director, Chief Executive

Officer and President of Macquarie Global

Infrastructure Total Return Fund Inc.

Tel: (212) 231-1000

Media contact:

Paula Chirhart

Corporate Communications, Macquarie Group

Tel: (212) 231-1310

Stockholder contact:

AST Fund Solutions, LLC

Tel: (800) 331-7024